

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2019

Steven F. Siegel
Executive Vice President, General Counsel and Secretary
Brixmor Property Group Inc.
450 Lexington Avenue
New York, NY 10017

> **Re: Brixmor Property Group Inc.**
> **Registration Statement on Form S-3**
> **Filed November 26, 2019**
> **File No. 333-235277**

Dear Mr. Siegel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Michael E. McTiernan, Esq.